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        INDIANA MICHIGAN POWER COMPANY
        RIVER TRANSPORTATION DIVISION
        QUARTERLY REPORT PER REQUIREMENTS
        OF HOLDING COMPANY ACT RELEASE NO. 24039
        BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 2000



        CONTENTS

Page

Summary of Billings                                                      1



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        INDIANA MICHIGAN POWER COMPANY
        RIVER TRANSPORTATION DIVISION
        SUMMARY OF BILLINGS
        BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 2000

                                                      July 2000                  August 2000                  September 2000
                                              Tons       Fee      Amount  Tons        Fee      Amount  Tons        Fee      Amount
                                                      (per ton)    (000)           (per ton)    (000)           (per ton)    (000)
BARGING SERVICE BILLINGS TO AFFILIATES
  Appalachian Power Company and
  Ohio Power Company:
    Sporn Plant. . . . . . . . . . . .        117,330   $2.83      $332   286,920    $2.68      $769   225,247    $2.32       $545

    Amos Plant . . . . . . . . . . . .         13,425   $1.29        17      -       $ -          -       -       $ -           -

      Total. . . . . . . . . . . . . .        130,755              $349   286,920               $769   225,247                $545

  Appalachian Power Company:
    Mountaineer Plant. . . . . . . . .        153,390   $2.49      $382   177,980    $2.32      $413   248,084    $2.34       $580

    Kanawha River Plant. . . . . . . .         41,510   $0.87        36    73,266    $0.82        60   122,343    $0.73         89

      Total. . . . . . . . . . . . . .        194,900              $418   251,246               $473   370,427                $669

  Ohio Valley Electric Company . . . .         23,118   $1.07      $ 25   114,066    $1.29      $148    55,565    $1.13       $ 63

  Indiana Michigan Power Company:
    Tanners Creek. . . . . . . . . . .        217,891   $2.37      $517   254,508    $2.50      $635   187,384    $2.39       $448

  Indiana Michigan Power Company
  and AEP Generating Company:
    Rockport Plant . . . . . . . . . .        770,036   $1.88    $1,448   870,707    $1.94    $1,685   658,422    $1.82     $1,197

  Ohio Power Company:
    Cardinal Plant (Unit 1). . . . . .         55,777   $1.35      $ 75   119,906    $0.93      $112    58,716    $0.75       $ 44

    Gavin Plant. . . . . . . . . . . .         69,076   $1.12        78    55,566    $1.22        68   156,562    $1.17        183

      Total. . . . . . . . . . . . . .        124,853              $153   175,472               $180   215,278                $227

BARGING SERVICE BILLINGS
TO UNAFFILIATED COMPANIES:
  Buckeye Power Company
   Cardinal Plant (Unit 2 & 3) . . . .        122,996   $3.39      $417   114,366    $2.82      $322    82,210    $2.69       $221

  Other Coal . . . . . . . . . . . . .         92,635   $2.26      $210   106,155    $2.28      $242   142,222    $2.27       $323

  Other. . . . . . . . . . . . . . . .        390,579              $777   468,679               $916   421,221                $814
Note: The above amounts include demurrage charges.
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